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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gelber Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 N. Orleans, 7th Floor
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Gelber 312-427-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Gelber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gelber Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

OFFICIAL SEAL
ALEJANDRA MARRUFO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/12/23

Signature

Chief Executive Officer

Title

Alejandra Marrufo

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and Managing Member of Gelber Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gelber Securities, LLC (the Company) as of December 31, 2020, and the related notes to the statement of financial condition (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2007.

Chicago, Illinois
February 25, 2021

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Gelber Securities, LLC

Statement of Financial Condition
December 31, 2020

Assets	
Cash	$ 857,000
Money market funds	1,000
Securities purchased under agreements to resell	177,015,000
Securities owned (pledged $1,694,602,000)	1,695,602,000
Receivables:	
Clearing brokers and broker dealers	389,000
Other	67,000
Exchange membership, at cost (fair value $3,828,000)	146,000
Other assets	122,000
Total assets	$ 1,874,199,000
Liabilities and Member's Equity	
Liabilities:	
Securities sold under agreements to repurchase	$ 501,982,000
Payables:	
Clearing brokers and broker dealers	582,688,000
Traders	7,056,000
Securities sold, not yet purchased	707,329,000
Accounts payable and accrued expenses	599,000
Total liabilities	1,799,654,000
Member's equity	74,545,000
Total liabilities and member's equity	$ 1,874,199,000

See Notes to Financial Statements.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Gelber Securities, LLC (the Company), a wholly owned subsidiary of Gelber Group, LLC (the Parent), is a registered securities broker-dealer. The Parent controls the day-to-day operations, business and affairs of the Company, including distributions and admittance of new members.

The Company enters into proprietary transactions, primarily U.S. Government securities, futures and options on futures, equities, equity options and exchange-traded funds and clears all transactions through other broker-dealers and the Parent. The Company's proprietary traders participate in the net trading revenue generated from their trading activities.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

A summary of the Company's significant accounting policies follows:

The Company follows generally accepted accounting principles (GAAP) established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments: Investments are recorded on trade date and reflected at fair value.

Securities and commodities transactions: Securities and derivative financial instruments and their related revenues and expenses are recorded on trade date and carried at fair value based on quoted market prices. Dividends are recorded on the ex-dividend date. Interest income and expense are recognized when accrued.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as a receivable from clearing brokers on the statement of financial condition.

Commissions earned and related expenses are recorded on trade date.

Offsetting of amounts related to certain contracts: When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions, resale and repurchase agreements executed with the same counterparty under the same master netting arrangement. See Note 4 for additional details.

Resale and repurchase agreements: Securities purchased under agreements to resell (reverse repurchase or resale agreements) and securities sold under agreements to repurchase agreements (repurchase agreements) are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral as appropriate.

The Company enters into short-term reverse repo agreements. Interest on such contract amounts is accrued and is included in the statement of financial condition in receivables from and payables to clearing brokers and broker dealers. Reverse repos are collateralized by securities with a market value in excess of the obligation under the contract while may result in unsecured credit exposure in the event of the counterparty to a transaction is unable to fulfill its contractual obligations timely. The Company applies the practical expedient based in collateral maintenance provisions in estimating an allowance for credit losses for reverse repurchase agreements. The Company has established policies and procedures for mitigating credit risk on reverse repo transactions including reviewing and establishing limits for credit exposure, maintain collateral, and continually assessing the credit worthiness of counterparties. The Company minimizes credit risk associated with reverse repo activities by daily monitoring type and grade of securities posted as collateral and requiring additional collateral to be deposited with Company.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Exchange membership and stock in exchange: Exchange membership, including stock in exchange that are required to be held for operating purposes, are carried at historical cost, or if impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management has not recorded any such impairment for the year ended December 31, 2020. Stock in exchange in excess of required shares are carried at fair value and are included in securities owned.

Income taxes: The Company is a single-member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. The Parent is a limited liability company whose income or loss is includable in the tax returns of its members.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing an entity's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions that are not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2020.

Tax returns filed by the Parent are generally not subject to examination by federal and state taxing authorities for years before 2017.

Credit Losses on Financial Assets: The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets evaluated include cash, receivables from clearing broker and broker dealers, securities purchased under agreements to resell and other receivables. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2020.

Recent accounting pronouncement: In June 2016, the FASB issued Account Standard Update (ASU) 2016-13, *Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments*. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings, and adoption of the ASU will generally result in earlier recognition of credit losses. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount, and credit losses will be generally recognized earlier than under previous GAAP.

The Company adopted this ASU on January 1, 2020 using the modified retrospective method of adoption. The ASU impacts only those financial instruments that are carried by the Company at amortized cost such as collateralized financing arrangements (repurchase agreements and securities borrowing/ lending transactions) and receivables from customers, broker-dealers and clearing organizations. The adoption of this ASU did not have a material impact to the Company's financial condition, results of operations or cash flows.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosures through the date financial statements were issued.

Note 2. Payable from and payable to Clearing Brokers and Broker Dealers

The Company's receivables from clearing brokers and broker dealers include amounts receivable from unsettled trades, including amounts related to futures and options futures contracts, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Note 2. Payable from and payable to Clearing Brokers and Broker Dealers (Continued)

Receivable from and payable to clearing brokers and broker dealers at December 31, 2020, consist of:

	Receivable	Payable
Cash	$ 454,000	$ 64,708,000
Open trade equity of listed futures contracts, net	(65,000)	272,000
Unsettled government securities transactions, net	-	517,708,000
	$ 389,000	$ 582,688,000

Securities owned, cash and financial instruments held at the Company's clearing brokers collateralize securities sold, not yet purchased and amounts due to the clearing brokers, if any, and may serve to satisfy regulatory capital or margin requirements. Pledged instruments that can be sold by the secured party are identified in the statement of financial condition.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical instruments in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the instrument, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3. Inputs that are unobservable for the instrument and include situations where there is little, if any, market activity for the asset or liability.

The availability of observable inputs can vary from security-to-security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The Company's investments in money market funds, exchange-traded futures and U.S. Government obligations are valued using quoted market prices. The fair value of equity securities traded on a national securities exchange or reported on the NASDAQ and the NYSE national markets, is based on the last reported sales prices on the day of valuation. The fair value of exchange-traded equity options and options on futures are based on the national bid/offer, and the fair value of all other derivative contracts such as futures and options on future, are based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

Note 3. Fair Value of Financial Instruments (Continued)

The Company assesses the level of investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that causes the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

Substantially all of the Company's assets and liabilities are considered financial instruments, except for the exchange membership, and are either already reflected at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

The following summarizes the Company's assets and liabilities measured at fair value at December 31, 2020, using the fair value hierarchy:

	Level 1
Assets	
Money market funds	$ 1,000
Securities owned:	
U.S. Government obligations	1,294,340,000
Equity securities	308,500,000
Equity options	91,614,000
Options on futures	1,148,000
Total securities owned	1,695,602,000
Receivable from clearing brokers and broker dealers:	
Futures	(65,000)
Total assets at fair value	$ 1,695,538,000
Liabilities	
Securities sold, not yet purchased:	
U.S. Government obligations	$ 423,489,000
Equity securities	179,974,000
Equity options	103,724,000
Options on futures	142,000
Total securities sold, not yet purchased	707,329,000
Payable to clearing brokers and broker dealers:	
Futures	272,000
Total liabilities at fair value	$ 707,601,000

As of December 31, 2020, the Company had no Level 2 or Level 3 assets or liabilities.

Note 4. Derivative Financial Instruments and Offsetting

The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

The Company's trading activities involve the use of risk management strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired effect.

These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2020, the Company's derivative activities had the following impact on the statement of financial condition:

Underlying Risk	Statement of Financial Condition Location	Assets	Liabilities	Net
Futures:				
Interest Rate	Receivable from and payable to clearing brokers and broker dealers	$ 7,000	$ 58,000	$ (51,000)
Index	Receivable from and payable to clearing brokers and broker dealers	23,000	309,000	(286,000)
	Total	$ 30,000	$ 367,000	$ (337,000)
Options:				
Equity	Securities owned	$ 91,614,000	$ -	$ 91,614,000
Equity	Securities sold, not yet purchased	-	103,724,000	(103,724,000)
	Total	$ 91,614,000	$ 103,724,000	$ (12,110,000)
Options on futures:				
Index	Securities owned	$ 1,148,000	$ 142,000	$ 1,006,000
	Total	$ 1,148,000	$ 142,000	$ 1,006,000

As of December 31, 2020, the Company's derivative activities had the following impact on the statement of financial condition:

Description	Gross Amounts Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets presented in the Statement of Financial Condition	Gross Amounts Not Offfset Statement of Financial Condition: Financial Instruments	Gross Amounts Not Offfset Statement of Financial Condition: Cash Collateral Received
Futures*	$ 30,000	$ 30,000	$ -	$ -	$ -
Reverse Repurchase Agreements	177,015,000	-	177,015,000		177,015,000
Total	$ 177,045,000	$ 30,000	$ 177,015,000	$ -	$ 177,015,000

Description	Gross Amounts of Recognized Liabilities	Gross Amounts offset in the Statement of Financial Condition	Net Amounts of Liabilities presented in the Statement of Financial Condition	Gross Amounts Not Offfset Statement of Financial Condition: Financial Instruments	Gross Amounts Not Offfset Statement of Financial Condition: Cash Collateral Received
Futures*	$ 367,000	$ 30,000	$ 337,000	$ -	$ 337,000
Repurchase Agreements	501,982,000	-	501,982,000		501,982,000
Total	$ 502,349,000	$ 30,000	$ 502,319,000	$ -	$ 502,319,000

* Future contracts are included in receivables from clearing brokers and broker dealers, net on the statement of financial condition.

As of December 31, 2019, the Company holds derivative instruments, resale repurchase agreements that are either eligible for offset in the statement of financial condition and/or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

Note 5. Collateral Under Repurchase Agreements

At December 31, 2020, the aggregate fair values of collateral obtained in connection with securities deposited under repurchase agreements are substantially equal to the aggregate carrying values of the transactions reflected in the statement of financial condition.

The fair value of assets pledged as collateral under repurchase agreements at December 31, 2020, was approximately $501,982,000 of securities owned.

Note 6. Related-Party Transactions

The Company clears its futures and options on futures transactions through the Parent. At December 31, 2020, receivable from clearing brokers includes $256,000 due from the Parent.

The Parent provides various services, administrative support and office space to the Company. There are no outstanding borrowings to the parent as of December 31, 2020.

Note 7. Commitments, Contingencies, and Indemnifications

In the ordinary course of business, the Company is subject to various litigation, regulatory, and arbitration matters. Although the effects of these matters cannot be determined, management of the Company believes that their ultimate outcome will not have a material effect on the financial position of the Company.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

The Company and its Parent have a line of credit available of $10,000,000 with a financial institution. The line has an interest rate of prime rate with no expiration. As of December 31, 2020, there was no outstanding borrowings.

Note 8. Financial Instruments

Proprietary trading activities: In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including exchange-traded futures and options on futures and equity options. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. An option contract conveys to the purchaser the right, but not the obligation, to buy or sell a financial instrument or commodity at a predetermined rate or price at a time in the future. These financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2020, at the fair values of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2020.

Note 8. Financial Instruments (Continued)

Credit risk: Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company's exposure to credit risk on its U.S. Government securities is reduced by the counterparty netting agreement. Netting is effective across products and cash collateral when so specified in the applicable netting agreement. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements. Also, the Company has entered into certain master netting agreements that provide for net settlement of certain transactions.

Concentration of credit risk: The Company enters into various transactions with broker-dealers and other financial institutions. Cash and derivative financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company, from time-to-time, maintains deposits with financial institutions in amounts that are in excess of federally insured limits; however, management does not believe that the Company is exposed to any significant credit risk.

Note 9. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to $250,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined, and that the rate of aggregate indebtedness to net capital, both, as defined, not to exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2020, the Company had net capital and net capital requirements of approximately $42,635,000 and $510,000, respectively. At December 31, 2020, the rate of aggregate indebtedness to net capital was 0.18 to 1.